SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.      )*

MPW Industrial Services Group, Inc.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

553444100

(CUSIP Number)

Monte R. Black

9711 Lancaster Road, SE

Hebron, Ohio 43025

(740) 927-8790

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 14, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 553444100

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Monte R. Black
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, PF, BK
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER: 5,239,860 shares
8. SHARED VOTING POWER: 1,207,794 shares
9. SOLE DISPOSITIVE POWER: 5,239,860 shares
10. SHARED DISPOSITIVE POWER: 1,207,794 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,447,654 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 59.4%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Common Shares, without par value (“Common Shares”) of MPW Industrial Services Group, Inc. (“MPW”). MPW’s principal executive offices are located at 9711 Lancaster Road, SE, Hebron, Ohio 43205.

Item 2. Identity and Background.

A. The reporting person’s name is Monte R. Black. This Statement amends and restates in its entirety Mr. Black’s Schedule 13G, as amended, the last amendment thereto having been filed on February 14, 2006.

B. The residence address is 1400 Stringtown Road, Lancaster, Ohio 43130.

C. Mr. Black’s present principal occupation is Chairman of the Board of Directors, Chief Executive Officer and President of MPW.

D. Mr. Black has not been convicted of any criminal proceedings during the last five years.

E. During the last five years, Mr. Black has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F. Mr. Black is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Considerations.

The Common Shares deemed to be beneficially owned by Mr. Black were acquired through open market purchases using personal funds, by means of a gift, inheritance or other gratuitous transfer, or through his service as an officer or director of MPW.

With respect to the proposed merger transaction (the “Merger”) described in Item 4 of this Statement (which Item 4 is incorporated herein by reference), Mr. Black estimates the funds required to effect the Merger at the offer price is approximately $11.5 million. Mr. Black intends to obtain the funds required to consummate the Merger through debt financing obtained from LaSalle Bank, N.A.

The terms and conditions of the Merger are set forth in the Agreement and Plan of Merger dated as of April 14, 2006, between MPW and Noir Acquisition Corporation (“NAC”). Mr. Black, certain members of his immediate family and a trust created for the benefit of certain members of his immediate family (collectively, the “Black Family”) are the sole shareholders of NAC. At the effective time of the Merger, NAC will be merged into MPW, with MPW surviving the Merger, and the Articles of Incorporation of MPW will be amended to be identical to the Articles of Incorporation of NAC (with the exception of the article providing the name of the corporation).

Item 4. Purpose of Transaction.

As set forth in the Agreement and Plan of Merger, NAC will merge with and into MPW, with MPW surviving the Merger. Each outstanding Common Share of MPW not directly or indirectly owned by the Black Family or MPW will be acquired by NAC for cash consideration of $2.55 per share. Following the consummation of the Merger, the Common Shares will be delisted from the NASDAQ National Market and deregistered under the Exchange Act of 1934, amended.

Other than as set forth in the Agreement and Plan of Merger and this Statement, Mr. Black has no plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, if the Merger is not consummated for any reason, Mr. Black intends to review continuously MPW’s business affairs, capital needs and general industry and economic conditions, and, based on such review, he may, from time to time, determine to increase his ownership of Common Shares, approve an extraordinary corporate transaction with regard to MPW or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D, except that Mr. Black currently has no intention of selling any Common Shares.

The Agreement and Plan of Merger has been approved by the boards of directors of both MPW and NAC, with approval of the Agreement being recommended to the board of MPW by a special committee of independent directors. The Merger must also be approved by 66 2/3% of MPW’s shareholders. Mr. Black beneficially owns 59.4% of the total outstanding Common Shares entitled to vote on the Merger, and he intends to vote for the Merger.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the Agreement and Plan of Merger, which is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) Mr. Black may be deemed to beneficially own 6,447,654, or 59.4% (48.3% with sole dispositive power), of the Common Shares of MPW, consisting of 5,239,860 Common Shares held directly and 1,207,794 Common Shares held indirectly.

(b) Mr. Black beneficially owns the following number of Common Shares:

Sole Voting Power:	5,239,860 Common Shares
Shared Voting Power:	1,207,794 Common Shares
Sole Dispositive Power:	5,239,860 Common Shares
Shared Dispositive Power:	1,207,794 Common Shares

Sole Voting and Dispositive Power: Mr. Black beneficially owns 5,239,860 Common Shares with sole voting and dispositive power over such shares, which includes 135,000 Common Shares subject to currently exercisable stock options.

Shared Dispositive Power: Mr. Black shares voting power with respect to 1,207,794 Common Shares. Susan K. Black, Mr. Black’s spouse, owned 620,000 Common Shares, two of Mr. Black’s three children owned 13,300 Common Shares each, one of Mr. Black’s children owned 13,354 Common Shares, and a trust established for the benefit of Mr. Black’s children (the “Trust”) owned 547,840 Common Shares, all of which may be deemed to be beneficially owned by Mr. Black.

Mr. Black disclaims beneficial ownership of the shares owned by his spouse, his children and the Trust. If the shares owned by Mr. Black’s spouse, children and Trust are included in the shares beneficially owned by him (an aggregate of 6,447,654 shares), all such shares represented 59.4% of the outstanding Common Shares as determined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(c) None

(d) Susan K. Black, the Trust, and Mr. Black’s three children have the right to direct the receipt of dividends from, or the proceeds from the sale of, 620,000, 547,840, and 39,954 Common Shares, respectively.

(e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Items 3 and 4 of this Statement are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

1.	Financing commitment of LaSalle Bank, N.A. dated April 4, 2006.

2.	Amended financing commitment of LaSalle Bank, N.A. dated May 11, 2006.

3.	Agreement and Plan of Merger dated as of April 14, 2006, between Noir Acquisition Corporation and MPW Industrial Services Group, Inc. *

*	Incorporated by reference to MPW’s Current Report on Form 8-K for the event on April 14, 2006, filed with the Securities and Exchange Commission on April 20, 2006.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 15, 2006	/s/ Monte R. Black
Monte R. Black